June 8, 2007

Mail Stop 6010

Magid M. Abraham, Ph.D.
President and Chief Executive Officer
comScore, Inc.
11465 Sunset Hills Road
Suite 200
Reston, VA 20190

> **Re: comScore, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed May 25, 2007**
> **File No. 333-141740**

Dear Dr. Abraham:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 86

1.   We note your disclosure in response to prior comment 9. Please provide more specific disclosure regarding what you mean by "competitive" and "compare favorably." For example, does this mean that you provide compensation that exceeds the compensation in a defined industry?

2.   Please expand your response to prior comment 10 to demonstrate how the disclosure of the omitted information would cause competitive harm under the same standard that applies when you request confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406.

Executive Compensation, page 91

3.   Please expand the disclosure mentioned in your response to prior comment 7 to discuss how the different bonus percentages were established for the named officers.

Policies and procedures, page 100

4.   Please clarify how the factors you cite in response to prior comment 14 are applied. For example, if a transaction affects a director's independence, does the audit committee reject the transaction?

Principal and Selling Stockholders, page 101

5.   We note the second paragraph of your response to prior comment 15. However, a transaction in the past three years during which the registrant issued the very securities now offered to the public by the selling stockholders is a relationship that should be disclosed in this section per Regulation S-K Item 507.

6.   We note your revised disclosure in response to comment 35 in our letter to you dated April 27, 2007 that one of your selling stockholders is an affiliate of a registered broker-dealer. Unless this selling stockholder is able to make the representations in comment 35, it must be identified in the prospectus as an underwriter.

Certain Relationships and Related Party Transactions, page 100

7.   It appears that you included the disclosure in the prospectus because of the status of the entity as a significant security holder at the time of your transactions with the entity. Therefore, your related-party agreement should not be omitted from your registration statement.

Registration Rights, page 107

8.   We will continue our evaluation of your response to comment 40 in our April 27, 2007 letter to you when you provide the information mentioned in the second paragraph of response 1 in your May 25 letter.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lynn Dicker at (202) 551-3616 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc(via facsimile): Mark R. Fitzgerald, Wilson Sonsini Goodrich & Rosati